INVESTMENT MANAGERS SERIES TRUST II

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

March 5, 2025

Ms. Soo Im-Tang

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Investment Managers Series Trust II (File Nos. 333-191476 and 811-22894) (the “Registrant”) on behalf of the LeaderShares® Activist Leaders® ETF, LeaderShares® AlphaFactor® Tactical Focused ETF, LeaderShares® AlphaFactor® US Core Equity ETF, LeaderShares® Equity Skew ETF, and LeaderShares® Dynamic Yield ETF

Dear Ms. Im-Tang:

This letter summarizes the comments you provided on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) via telephone on November 6, 2024, regarding Post-Effective Amendment No. 423 to the Registrant’s registration statement filed on Form N-1A on September 20, 2024 (the “Registration Statement”), with respect to the LeaderShares® Activist Leaders® ETF, LeaderShares® AlphaFactor® Tactical Focused ETF, LeaderShares® AlphaFactor® US Core Equity ETF, LeaderShares® Equity Skew ETF, and LeaderShares® Dynamic Yield ETF, each a series of the Registrant (each a “Fund” and collectively, the “Funds”).

Responses to all of the comments are included below and, as appropriate, will be reflected in a Post- Effective Amendment to the Funds’ Registration Statement (the “Amendment”), which will be filed separately. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Registration Statement.

GENERAL

1.	Comment: Please provide the full name of each Fund, the date of the Prospectus, and the ticker symbol for each Fund. In future filings, please ensure that each Fund’s full name is provided. In addition, please provide this information in advance for the Staff’s review, as the Staff may have additional comments regarding the names and ticker symbols.

Response: The Registrant acknowledges the Staff’s comment and will ensure that each Fund’s full name is included in future filings. The Funds’ full names and ticker symbols are as follows:

Fund Name	Ticker Symbol
LeaderShares® Activist Leaders® ETF	ACTV
LeaderShares® AlphaFactor® Tactical Focused ETF	LSAT
LeaderShares® AlphaFactor® US Core Equity ETF	LSAF
LeaderShares® Equity Skew ETF	SQEW
LeaderShares® Dynamic Yield ETF	DYLD

2.	Comment: Each Fund references a “Predecessor Fund.” Please identify each Predecessor Fund and provide additional details (e.g., is this filing in connection with a reorganization of existing funds?).

Response: The Registrant confirms that each Predecessor Fund listed in the table below, each a series of Two Roads Shared Trust, is expected to reorganize into the corresponding Fund listed in the table below (each a “Reorganization” and collectively, the “Reorganizations”). A combined proxy statement and prospectus will be filed on Form N-14 for the purpose of seeking shareholder approval of the Reorganization of each Predecessor Fund.

Two Roads Shared Trust		Investment Managers Series Trust II
LeaderShares® Activist Leaders® ETF	→	LeaderShares® Activist Leaders® ETF
LeaderShares® AlphaFactor® Tactical Focused ETF	→	LeaderShares® AlphaFactor Tactical Focused ETF
LeaderShares® AlphaFactor® US Core Equity ETF	→	LeaderShares® AlphaFactor US Core Equity ETF
LeaderShares® Equity Skew ETF	→	LeaderShares® Equity Skew ETF
LeaderShares® Dynamic Yield ETF	→	LeaderShares® Dynamic Yield ETF

3.	Comment: Please confirm that the Prospectus and Statement of Additional Information for each Fund will not be used to offer shares to investors until after the applicable Reorganization is completed.

Response: The Registrant so confirms.

PROSPECTUS

Fees and Expenses Table – All Funds

4.	Comment: Please provide the completed Fees and Expenses Table and Expense Example for each Fund at least five days prior to the Registration Statement becoming effective.

Response: The completed Fees and Expenses Table and Expense Example for each Fund, which will be included in the Amendment, are disclosed in Appendix A.

5.	Comment: If a Fund’s investments in other registered investment companies and ETFs exceed 0.01% of the average net assets of the Fund, include an “Acquired Fund Fees and Expenses” line item to the Fund’s Fees and Expenses Table.

Response: The Registrant confirms that the LeaderShares® Equity Skew ETF is the only Fund that is expected to have Acquired Fund Fees and Expenses that exceed 0.01% of the Fund’s average net assets, and that an Acquired Fund Fees and Expenses line item is included in the LeaderShares® Equity Skew ETF’s Fees and Expenses Table. No Acquired Fund Fees and Expenses line item has been added to the Fees and Expenses Tables for the other Funds.

Performance – All Funds

6.	Comment: Under the Performance section for each Fund, please identify the Predecessor Fund and indicate that the Fund is adopting the performance of the Predecessor Fund as a result of the Reorganization.

Response: The completed Performance section for each Fund, which will be included in the Amendment, is disclosed in Appendix B.

Expense Example – LeaderShares® Activist Leaders® ETF

7.	Comment: The disclosure in the Expense Example section indicates that the Example reflects the Fund’s contractual fee waiver and/or expense reimbursement; however, the Fees and Expenses Table does not reflect any contractual fee waiver and/or expense reimbursement. If this statement is accurate, please adjust the Fees and Expenses Table to reflect the contractual fee waiver and/or expense reimbursement.

Response: The Registrant confirms that the Fund does not have a contractual fee wavier and/or expense reimbursement, and the Registrant has revised the Expense Example disclosure as follows:

The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. ~~The example reflects the Fund’s contractual fee waiver and/or expense reimbursement only for the term of the contractual fee waiver and/or expense reimbursement.~~

Principal Investment Strategies and Principal Risks – LeaderShares® Activist Leaders® ETF

8.	Comment: In the Fund’s Principal Investment Strategies section, please specify or provide examples of the types of equity securities in which the Fund will invest and add corresponding risk disclosures, as applicable.

Response: The Registrant has added the following to the Fund’s Principal Investment Strategies disclosure:

The types of equity securities the Fund invests in include common and preferred stock.

In addition, the Registrant has added the following to the Fund’s Principal Risks:

Preferred Stock Risk. Preferred stock represents an equity interest in a company that generally entitles the holder to receive, in preference to the holders of other stocks such as common stock, dividends and a fixed share of the proceeds resulting from a liquidation of the company. The market value of preferred stock is subject to company-specific and market risks applicable generally to equity securities and is also sensitive to changes in the company’s creditworthiness, the ability of the company to make payments on the preferred stock, and changes in interest rates, typically declining in value if interest rates rise.

9.	Comment: The first sentence of the second paragraph in the Fund’s Principal Investment Strategies section indicates that the Advisor “…identifies activist investors utilizing a proprietary methodology based upon qualitative elements, including the effectiveness of activists investors’ achievement of stated objectives and positive shareholder returns in positions that were disclosed in Schedule 13D filings.” Please clarify the purposes of evaluation of the activist investors’ achievement of stated objectives and positive shareholder returns. In addition, please provide additional details of criteria used to determine the activists’ achievement of stated objectives.

Response: The Registrant has amended the Principal Investment Strategies section as follows:

The Fund is an actively managed exchange-traded fund (“ETF”) that employs an investment approach that focuses on ~~investing in~~ equity securities ~~of issuers~~ that are the target of shareholder activism. The types of equity securities the Fund invests in include common and preferred stock. These equity securities are identified using a proprietary quantitative methodology that begins with tracking Schedule 13D filings that are submitted ~~, which are required to be filed~~ with the Securities and Exchange Commission (“SEC”). Rules adopted under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), require a shareholder ~~an investor~~ that acquires, with an activist intent, more than 5% of a company’s shares, to file a form with the SEC known as a Schedule 13D that discloses the investor’s identity and purpose in acquiring those shares.

The Fund’s investment advisor, Redwood Investment Management, LLC (the “Advisor”), identifies ~~activist investors~~ Activist Leaders® investors utilizing a proprietary methodology based upon qualitative elements, including research into the effectiveness of such companies involved in shareholder activism ~~activist investors’ achievement of stated objectives~~ and the creation of positive shareholder returns in positions of companies that were the subject of a ~~disclosed i~~n Schedule 13D filing~~s~~ by them.

The Advisor looks for Activist Leaders® investors with: (i) at least 85 Schedule 13D filings, a majority of which have an activism mandate; (ii) 30 or more Schedule 13D filings after 2018; and (iii) a minimum of five Schedule 13D filings per year. An Activist Leaders® investor is removed from the group if its assets under management drops below $500 million or if such Activist Leaders® investor had no Schedule 13D filings within the last calendar year. Because the Advisor’s identification of Activist Leaders® investors is based on ongoing research, the list of Activist Leaders® investors may change over time.

The Fund typically invests in equity securities of U.S. ~~and foreign companies~~ listed on U.S. exchanges with market capitalizations of at least $1 billion at the time of initial purchase. The Fund may, from time to time, focus its investments in a particular sector (including the information technology sector), industry or group of industries. The Fund may engage in active and frequent trading.

10.	Comment: The Fund’s Principal Investment Strategies disclosure indicates that the Fund may, from time to time, focus in particular sectors, including the information technology sector. Please identify the sectors in which the Fund may focus and add corresponding risk disclosures.

Response: The Registrant has received confirmation from the Advisor that the Fund may, from time to time, focus in the information technology sector. The Registrant has added the following bullet point under “Sector Focus Risk”:

•	Information Technology Sector Risk. Factors such as the failure to obtain, or delays in obtaining, financing or regulatory approval, intense competition, product compatibility, consumer preferences, corporate capital expenditure, rapid obsolescence, competition from alternative technologies, and research and development of new products may significantly affect the market value of securities of issuers in the information technology sector.

Principal Investment Strategies and Principal Risks – LeaderShares® AlphaFactor® Tactical Focused ETF

11.	Comment: In the Fund’s Principal Investment Strategies section, please specify or provide examples of the types of equity securities in which the Fund will invest and add corresponding risk disclosures, as applicable.

Response: The Registrant has added the following to the Fund’s Principal Investment Strategies disclosure:

The types of equity securities the Fund invests in include common and preferred stock.

In addition, the Registrant has added the following to the Fund’s Principal Risks:

Preferred Stock Risk. Preferred stock represents an equity interest in a company that generally entitles the holder to receive, in preference to the holders of other stocks such as common stock, dividends and a fixed share of the proceeds resulting from a liquidation of the company. The market value of preferred stock is subject to company-specific and market risks applicable generally to equity securities and is also sensitive to changes in the company’s creditworthiness, the ability of the company to make payments on the preferred stock, and changes in interest rates, typically declining in value if interest rates rise.

12.	Comment: The last sentence of the second paragraph under the Fund’s principal investment strategies states, “[i]n identifying a period as involving above average risk, the Advisor will consider multiple factors, including negative market performance and negative market technical indicators such as advance versus decline breadth, as well as a proprietary set of market funds, or U.S. government bonds.” Please clarify what is meant by “advance versus decline breadth.”

Response: The advance versus decline breadth measures the number of stocks increasing in value relative to stocks that are declining in value during a specified period. This helps assess overall market health—if more stocks are advancing than declining, it indicates broad market participation. Conversely, if the stocks declining outnumber the stocks advancing, it suggests weakness or narrowing leadership in the market. The Registrant has revised the sentence as follow:

In identifying a period as involving above average risk, the Advisor will consider multiple factors, including negative market performance and negative market technical indicators such as advance versus decline breadth (i.e., the number of stocks increasing in value relative to stocks that are declining in value during a specified period), as well as a proprietary set of supply and demand and economic factors.

13.	Comment: Please consider including the risks of holding positions in cash and cash equivalents, including disclosing that when the Fund’s investments in cash and cash equivalents increases, the Fund may not participate in market advances or declines to the same extent it would if the Fund were fully invested.

Response: The Registrant has added the following risk factor:

Cash and Cash Equivalents Risk. The Fund may hold a significant position in cash and/or cash equivalents. When the Fund’s investments in cash or cash equivalents increase, the Fund may not participate in market advances or declines to the same extent that it would if the Fund were more fully invested.

14.	Comment: The Fund’s Principal Investment Strategies disclosure indicates that the Fund may, from time to time, focus in particular sectors. Please identify the sectors in which the Fund may focus and add corresponding risk disclosures.

Response: The Registrant has received confirmation from the Advisor that the Fund may, from time to time, focus in the financials and consumer discretionary sectors. The Registrant has revised the disclosure in the Principal Investment Strategies section as follows:

The Fund may, from time to time, focus its investments in a particular sector (including the financials and consumer discretionary sectors), industry or group of industries.

In addition, the Registrant has added the following bullet points under “Sector Focus Risk”:

•	Financials Sector Risk. The financials sector includes companies in the banks, capital markets, diversified financials, and insurance industry groups. The performance of companies in the financials sector may be adversely impacted by many factors, including, among others: government regulations of, or related to, the sector; governmental monetary and fiscal policies; economic, business or political conditions; credit rating downgrades; changes in interest rates; price competition; and decreased liquidity in credit markets.

•	Consumer Discretionary Sector Risk. Consumer discretionary companies, such as retailers, media companies, and consumer services companies, provide non-essential goods and services. The success of these companies is tied closely to the performance of the overall domestic and international economy, interest rates, competition, consumer confidence, changes in demographics and consumer preferences. Companies in the consumer discretionary sector depend heavily on disposable household income and consumer spending, and may be strongly affected by social trends and marketing campaigns. These companies may be subject to severe competition, which may have an adverse impact on their profitability.

Principal Investment Strategies and Principal Risks – LeaderShares® AlphaFactor® US Core Equity ETF

15.	Comment: Please provide the Index calculation methodology to the Staff in advance for its review.

Response: The Registrant has provided the Index calculation methodology under separate cover.

16.	Comment: In the first paragraph of the Principal Investment Strategies section, it states, “[a]s of February 22, 2024, the market capitalization range of this universe of companies was between $362 million and over $3 trillion.” Please update this information to a more recent date.

Response: The Registrant has revised the disclosure as follows:

As of February 3, 2025, the market capitalization range of this universe of companies was between $2.4 billion and over $3.68 trillion.

17.	Comment: Please disclose the type of Index weighting methods utilized (for example, free float, price weighted, etc.).

Response: The Registrant has amended the disclosure as follows:

As of December 31, 2024, the Index was comprised of common stock of 100 issuers.  The Index is rebalanced to equal weight and reconstituted on a quarterly basis.  At the time of each reconstitution of the Index, 100 companies are selected for inclusion in the Index and equally-weighted (i.e., each of the 100 companies receives a weight of 1%). The composition of the Index will change over time. Generally, the Index is comprised of 100 issuers however, the number of issuers contained in the Index may be adjusted by the Advisor.

18.	Comment: The Fund’s Principal Investment Strategies section indicates that the Fund may invest up to 20% of its assets in securities and other instruments not included in the Index. Please provide the investments that comprise the other 20% of the Fund’s investments.

Response: The Registrant has revised the relevant disclosure as follows:

The Fund may also invest up to 20% of its assets in) exchange-traded funds which are ~~securities and other instruments~~ not included in the Index, but which the Advisor believes will help the Fund track the performance of the Index.

19.	Comment: The Fund’s Principal Investment Strategies section indicates that as of December 31, 2023, the Index was comprised of common stocks of 100 issuers. Please update the date and supplementally explain if the Index consistently consists of 100 issuers or if it adjusts, and if it does adjust, please provide the range of the issuers.

Response: The Registrant has received confirmation from the Advisor that while the Index has consistently been comprised of 100 issuers, it is subject to change by the Advisor. Please see the Registrant’s response to Comment #17 above.

20.	Comment: The disclosure in the Principal Investment Strategies section indicates that the Advisor determines the compositions and relative weightings of the securities in the Index. Please confirm the accuracy of this statement, as earlier disclosure indicates that the Fund uses a passive or indexing approach.

Response: The Registrant has received confirmation from the Advisor that the Fund uses a “passive” or indexing approach to approximate the investment performance of the Index. The Registrant further confirms that the Advisor determines the composition and relative weightings of the securities contained in the Index.

21.	Comment: The last paragraph in the Principal Investment Strategies section states, “[t]he Fund may concentrate in certain sectors, which may include the information technology sector, industrials sector, consumer discretionary sector, and financials sector.” If investments in the information technology, industrials, consumer discretionary, and financials sectors are a principal strategy of the Fund, please provide corresponding risk factors.

Response: The Registrant has added the following bullet points under “Sector Focus Risk”:

•	Consumer Discretionary Sector Risk. Consumer discretionary companies, such as retailers, media companies, and consumer services companies, provide non-essential goods and services. The success of these companies is tied closely to the performance of the overall domestic and international economy, interest rates, competition, consumer confidence, changes in demographics and consumer preferences. Companies in the consumer discretionary sector depend heavily on disposable household income and consumer spending, and may be strongly affected by social trends and marketing campaigns. These companies may be subject to severe competition, which may have an adverse impact on their profitability.

•	Financials Sector Risk. The financials sector includes companies in the banks, capital markets, diversified financials, and insurance industry groups. The performance of companies in the financials sector may be adversely impacted by many factors, including, among others: government regulations of, or related to, the sector; governmental monetary and fiscal policies; economic, business or political conditions; credit rating downgrades; changes in interest rates; price competition; and decreased liquidity in credit markets.

•	Information Technology Sector Risk. Factors such as the failure to obtain, or delays in obtaining, financing or regulatory approval, intense competition, product compatibility, consumer preferences, corporate capital expenditure, rapid obsolescence, competition from alternative technologies, and research and development of new products may significantly affect the market value of securities of issuers in the information technology sector.

•	Industrials Sector Risk. The industrials sector includes companies in the commercial and professional services and transportation industry groups, including companies engaged in the business of human capital management, business research and consulting, air freight and logistics, airlines, maritime shipping and transportation, railroads and trucking, transportation infrastructure, and aerospace and defense. The value of securities issued by companies in the industrials sector may be adversely affected by supply and demand changes related to their specific products or services and industrials sector products in general. The products of manufacturing companies may face obsolescence due to rapid technological developments and frequent new product introduction. Global events and changes in government regulations, economic conditions and exchange rates may adversely affect the performance of companies in the industrials sector. Companies in the industrials sector may be adversely affected by liability for environmental damage and product liability claims. The industrials sector may also be adversely affected by changes or trends in commodity prices, which may be influenced by unpredictable factors.

22.	Comment: Please supplementally explain if the Index is used by other funds managed by the Advisor or if the Index is customized for the Fund.

Response: The Registrant has received confirmation from the Advisor that the Index is designed specifically for the LeaderShares® AlphaFactor® US Core Equity ETF and is not used by other funds managed by the Advisor.

Principal Investment Strategies and Principal Risks – LeaderShares® Equity Skew ETF

23.	Comment: In the Fund’s Principal Investment Strategies section, please specify or provide examples of the types of equity securities and ETFs in which the Fund will invest and add corresponding risk disclosures, as applicable.

Response: The Registrant has revised the disclosure as follows:

The Fund defines equity securities to include common and preferred stock as well as shares of other investment companies, such as ETFs, that invest primarily in equity securities.

In addition, the Registrant has added the following to the Fund’s Principal Risks:

Preferred Stock Risk. Preferred stock represents an equity interest in a company that generally entitles the holder to receive, in preference to the holders of other stocks such as common stock, dividends and a fixed share of the proceeds resulting from a liquidation of the company. The market value of preferred stock is subject to company-specific and market risks applicable generally to equity securities and is also sensitive to changes in the company’s creditworthiness, the ability of the company to make payments on the preferred stock, and changes in interest rates, typically declining in value if interest rates rise.

24.	Comment: With respect to the Fund’s contrarian strategy, please explain if the Fund will take short positions and, if so, please add appropriate risk disclosure and add fees to the Fees and Expenses Table.

Response: The Registrant has received confirmation from the Advisor that the Fund does not intend to take short positions. The Fund’s contrarian strategy seeks to buy (i.e., take a long position) in underperforming asset classes based on the Advisor’s quantitative research.

25.	Comment: Please add a definition of “emerging markets” to the Fund’s Principal Investment Strategies section.

Response: The Registrant has added the following disclosure to the Fund’s Principal Investment Strategies:

The Fund considers “emerging markets” to be those countries that are considered emerging market or developing countries by the World Bank or the International Financial Corporation, or that are included in any of the Morgan Stanley Capital International (MSCI) emerging market indices.

26.	Comment: Please clarify that the Fund may invest in equity securities of U.S. and non-U.S. issuers.

Response: The Registrant has revised the disclosure as follows:

The Fund typically invests in equity securities of U.S. and foreign issuers, with a market capitalization of at least $1 billion at the time of purchase.

27.	Comment: Please disclose if the Fund’s foreign investments are focused in any specific geographic location. If so, please disclose that geographic location and include corresponding risk disclosure.

Response: The Registrant has received confirmation from the Advisor that the Fund’s foreign investments are not focused in any particular geographic location; therefore, no additional disclosure has been added to the Fund’s Principal Investment Strategies or Principal Risks.

Principal Investment Strategies and Principal Risks – LeaderShares® Dynamic Yield ETF

28.	Comment: With respect to the Fund’s investments in debt securities, please confirm whether the Fund invests in contingent convertible (“CoCo”) bonds. If so, please add disclosure to the Principal Investment Strategies section and add corresponding risk disclosure.

Response: The Registrant confirms that the Fund does not intend to invest in CoCo bonds; therefore, no additional disclosure has been added to the Fund’s Principal Investment Strategies or Principal Risks.

29.	Comment: Please add a definition of “emerging markets” to the Fund’s Principal Investment Strategies section.

Response: The Registrant has added the following disclosure to the Fund’s Principal Investment Strategies:

The Fund considers “emerging markets” to be those countries that are considered emerging market or developing countries by the World Bank or the International Financial Corporation, or that are included in any of the Morgan Stanley Capital International (MSCI) emerging market indices.

30.	Comment: The second sentence of the fourth paragraph of the Principal Investment Strategies section states, “[t]he Advisor utilizes its quantitative research models to seek to identify when the opportunities for yield from increased credit risk and/or duration risk is sufficient to compensate for the relative risk of those exposures as compared to lower credit risk and/or shorter duration risk, and when to take more defensive positions if the yield premium relative to risk is less attractive due to greater risk of loss or downside volatility.” For clarity, please provide an example of this process or describe this process in plain English.

Response: The Registrant has revised the disclosure as follows:

The Advisor utilizes its quantitative research models to seek to identify (i) when the opportunities for higher yields from increased credit risk (e.g., risk of default) and/or duration risk (e.g., risk related to changes in interest rates) are at a level sufficient to compensate for the relative risk of those exposures ~~as compared to lower credit risk and/or shorter duration risk~~, and (ii) when to take more defensive positions if the yield premium relative to risk is less attractive due to greater risk of loss or downside volatility.

Principal Risks of Investing – All Funds

31.	Comment: Please disclose that when all or a portion of an ETF’s underlying securities trade in a market that is closed when the market in which the ETF’s shares are listed and trading is open, there may be changes between the last quote from the closed foreign market and the value of such security during the ETF’s domestic trading day. In addition, please note that this could lead to differences between the market price of the ETF’s shares and their underlying net asset value.

Response: The Registrant has added the following to the “Fluctuation of Net Asset Value Risk” disclosure for each Fund:

When all or a portion of an ETF’s underlying securities trade in a market that is closed when the market in which the ETF’s shares are listed and trading is open, there may be changes from the last quote from the closed market and the value of such security during the ETF’s domestic trading day, which could lead to differences between the market price of the ETF’s shares and their underlying net asset value.

Additional Information About the Funds’ Investment Strategies

32.	Comment: Apply all applicable comments from the summary section for each Fund to Item 9 of Form N-1A.

Response: The Registrant confirms that all applicable comments from the summary section for each Fund have been made to the Item 9 disclosure.

Additional Information About the Risks of Investing in the Funds

33.	Comment: In the table listing the various Principal Risks, please add “Rules-Based Strategy Risk” to the columns for the LeaderShares® Activist Leaders® ETF and LeaderShares® AlphaFactor® Tactical Focused ETF.

Response: The Registrant has added “Rules-Based Strategy Risk” to the columns for the LeaderShares® Activist Leaders® ETF and LeaderShares® AlphaFactor® Tactical Focused ETF. In addition, the Registrant has added the following Item 9 risk disclosure:

Rules-Based Strategy Risk. A rules-based investment strategy may not be successful on an ongoing basis or could contain unknown errors. In addition, the data used may be inaccurate or the computer programming used to create a rules-based investment strategy might contain one or more errors. Moreover, during periods of increased volatility or changing market conditions the commonality of portfolio holdings and similarities between strategies of rules-based managers may amplify losses.

34.	Comment: In the table listing the various Principal Risks, please revise “Sector Risk” to be “Sector Focus Risk” for consistency with the usage in the summary sections.

Response: The Registrant has revised the table to state “Sector Focus Risk.”

35.	Comment: Under “Calculation Methodology Risk”, for clarity please add disclosure that this risk pertains to the LeaderShares® AlphaFactor® US Core Equity ETF.

Response: The Registrant respectfully declines to make the requested addition. The Registrant believes that the Principal Risk table in the Item 9 section clearly discloses which Principal Risks are applicable to which Funds, including that the Calculation Methodology Risk is applicable to the LeaderShares® AlphaFactor® US Core Equity ETF only.

STATEMENT OF ADDITIONAL INFORMATION

36.	Comment: Regarding the concentration policy for each Fund, please provide adjacent narrative disclosure indicating that the Fund will consider the concentration of its underlying investment companies when determining compliance with the Fund’s concentration policy.

Response: The Registrant has added the following sentence after the list of fundamental policies under the “Investment Restrictions” section of the SAI:

Each Fund will consider the concentration of its underlying investment companies when determining compliance with its concentration policy.

37.	Comment: Please confirm the information contained in brackets under “Control Persons, Principal Shareholders, and Management Ownership.”

Response: The Registrant confirms that the disclosure contained in brackets is accurate. When the Funds’ Registration Statement becomes effective, each Fund will be under the control of the Advisor until the closing of the Reorganization.

38.	Comment: Under the tables showing the advisory fees paid by the Predecessor Funds, please add the date each Predecessor Fund commenced operations for consistency with the existing footnote to the tables.

Response: The Registrant has replaced the footnote with the following:

*	The Activist Leaders Predecessor Fund commenced operations on October 26, 2020. The Tactical Focused Predecessor Fund commenced operations on October 26, 2020. The US Core Equity Predecessor Fund commenced operations on October 1, 2018. The Equity Skew Predecessor Fund commenced operations on May 11, 2020. The Dynamic Yield Predecessor Fund commenced operations on June 28, 2021.

39.	Comment: Under “Acceptance of Orders of Creation Units”, please remove “absolute” from the first sentence of the first paragraph, and also remove (d) and (f).

Response: The Registrant has revised the disclosure as follows:

The Trust reserves the ~~absolute~~ right to reject an order for Creation Units transmitted to it by the Transfer Agent in respect of a Fund including, without limitation, if (a) the order is not in proper form; (b) the Deposit Securities or Deposit Cash, as applicable, delivered by the Participant are not as disseminated through the facilities of the NSCC for that date by the Custodian; (c) the investor(s), upon obtaining the shares ordered, would own 80% or more of the currently outstanding shares of the Fund; ~~(d) acceptance of the Deposit Securities would have certain adverse tax consequences to the Fund;~~ (d) the acceptance of the Fund Deposit would, in the opinion of counsel, be unlawful; ~~(f) the acceptance of the Fund Deposit would otherwise, in the discretion of the Trust or the Advisor, have an adverse effect on the Trust or the rights of beneficial owners;~~ (e) the acceptance or receipt of the order for a Creation Unit would, in the opinion of counsel to the Trust, be unlawful; or (f) circumstances outside the control of the Trust, the Custodian, the Transfer Agent and/or the Advisor make it for all practical purposes not feasible to process orders for Creation Units.

* * * * *

The Registrant believes that it has fully responded to each comment. If, however, you have any further questions or require further clarification of any response, please contact me at (626) 385-5777. I may also be reached at diane.drake@mfac-ca.com.

Sincerely,

/s/ Diane J. Drake
Diane J. Drake
Secretary

Appendix A

LeaderShares® Activist Leaders® ETF

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee[1]	0.75%
Distribution (12b-1) and Service Fees	0.00%
Other Expenses	0.00%
Total Annual Fund Operating Expenses	0.75%

[1]	The Fund’s advisor will pay all expenses incurred by the Fund except for the advisory fee, interest, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, professional fees related to services for the collection of foreign tax reclaims, accrued deferred tax liability, extraordinary expenses, and distribution fees and expenses paid under any distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$77	$240	$417	$930

LeaderShares® AlphaFactor® Tactical Focused ETF

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee[1]	0.99%
Distribution (12b-1) and Service Fees	0.00%
Other Expenses	0.00%
Total Annual Fund Operating Expenses	0.99%

[1]	The Fund’s advisor will pay all expenses incurred by the Fund except for the advisory fee, interest, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, professional fees related to services for the collection of foreign tax reclaims, accrued deferred tax liability, extraordinary expenses, and distribution fees and expenses paid under any distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$101	$315	$547	$1,213

LeaderShares® AlphaFactor® US Core Equity ETF

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee[1]	0.75%
Distribution and Service(12b-1) Fees	0.00%
Other Expenses	0.00%
Total Annual Fund Operating Expenses	0.75%

[1]	The Fund’s advisor will pay all expenses incurred by the Fund except for the advisory fee, interest, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, professional fees related to services for the collection of foreign tax reclaims, accrued deferred tax liability, extraordinary expenses, and distribution fees and expenses paid under any distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$77	$240	$417	$930

LeaderShares® Equity Skew ETF

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee[1]	0.75%
Distribution (12b-1) and Service Fees	0.00%
Other Expenses	0.00%
Acquired Fund Fees and Expenses[2]	0.09%
Total Annual Fund Operating Expenses	0.84%

[1]	The Fund’s advisor will pay all expenses incurred by the Fund except for the advisory fee, interest, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, professional fees related to services for the collection of foreign tax reclaims, accrued deferred tax liability, extraordinary expenses, and distribution fees and expenses paid under any distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended.

[2]	“Acquired Fund Fees and Expenses” are the indirect costs of investing in other investment companies. “Acquired Fund Fees and Expenses” are estimated for the current fiscal year. Actual expenses may differ from estimates. The operating expenses in this fee table will not correlate to the expense ratio in the Fund’s financial highlights because the financial statements include only the direct operating expenses incurred by the Fund.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$86	$268	$466	$1,037

LeaderShares® Dynamic Yield ETF

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee[1]	0.75%
Distribution (12b-1) and Service Fees	0.00%
Other Expenses	0.00%
Total Annual Fund Operating Expenses	0.75%

[1]	The Fund’s advisor will pay all expenses incurred by the Fund except for the advisory fee, interest, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, professional fees related to services for the collection of foreign tax reclaims, accrued deferred tax liability, extraordinary expenses, and distribution fees and expenses paid under any distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$77	$240	$417	$930

Appendix B

LeaderShares® Activist Leaders® ETF

Performance

The bar chart and table below provide some indication of the risks of investing in the Fund by showing changes in the performance of the LeaderShares® Activist Leaders® ETF, a series of Two Roads Shared Trust (the “Predecessor Fund”), from year to year and by showing how the average annual total returns of the Predecessor Fund compare with the average annual total returns of the S&P 500 Index, a broad-based securities market index. The Predecessor Fund’s past performance, before and after taxes, is not necessarily an indication of how the Fund will perform in the future. Updated performance information is available at the Fund’s website www.leadersharesetfs.com, or by calling the Fund at 1-888-617-1444.

The Fund will commence operations following the reorganization of the Predecessor Fund, which is expected to occur during the second quarter of 2025. As a result of the reorganization, the Fund will adopt the accounting and performance history of the Predecessor Fund. Performance results shown in the bar chart and performance table below for the periods prior to the reorganization reflect the performance of the Predecessor Fund prior to the commencement of the Fund’s operations.

For Calendar Years Ended December 31st

Highest Calendar Quarter Return at NAV	14.04%	03/31/2021
Lowest Calendar Quarter Return at NAV	-15.80%	6/30/2022

Average Annual Total Returns (For the year ended December 31, 2023)	One Year	Since Inception 10/26/2020
Return before taxes	(1.64)%	9.12%
Return after taxes on Distributions[1]	(1.83%)	8.90%
Return after taxes on Distributions and Sale of Fund Shares[1]	(0.84%)	7.13%
S&P 500 Index[2]	25.02%	15.76%

[1]	After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown. After-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts. In some cases, the return after taxes may exceed the return before taxes due to an assumed tax benefit from any losses on a sale of shares of the Fund at the end of the measurement period.

[2]	The S&P 500 Index is a market-capitalization-weighted index of the 500 largest U.S. publicly traded companies. The S&P 500 Index is a float-weighted index, meaning company market capitalizations are adjusted by the number of shares available for public trading. Investors cannot invest directly in an index or benchmark. Index returns are gross of any fees, brokerage commissions or other expenses of investing.

LeaderShares® AlphaFactor® Tactical Focused ETF

Performance

The bar chart and table below provide some indication of the risks of investing in the Fund by showing changes in the performance of the LeaderShares® AlphaFactor® Tactical Focused ETF, a series of Two Roads Shared Trust (the “Predecessor Fund”), from year to year and by showing how the average annual total returns of the Predecessor Fund compare with the average annual total returns of the S&P 500 Index, a broad-based securities market index. The Predecessor Fund’s past performance, before and after taxes, is not necessarily an indication of how the Fund will perform in the future. Updated performance information is available at the Fund’s website www.leadersharesetfs.com, or by calling the Fund at 1-888-617-1444.

The Fund will commence operations following the reorganization of the Predecessor Fund, which is expected to occur during the second quarter of 2025. As a result of the reorganization, the Fund will adopt the accounting and performance history of the Predecessor Fund. Performance results shown in the bar chart and performance table below for the periods prior to the reorganization reflect the performance of the Predecessor Fund prior to the commencement of the Fund’s operations.

For Calendar Years Ended December 31st

Highest Calendar Quarter Return at NAV	12.50%	03/31/2024
Lowest Calendar Quarter Return at NAV	-13.81%	6/30/2022

Average Annual Total Returns (For the year ended December 31, 2023)	One Year	Since Inception 10/26/2020
Return before taxes	18.19%	14.02%
Return after taxes on Distributions[1]	17.83%	13.65%
Return after taxes on Distributions and Sale of Fund Shares[1]	11.03%	11.10%
S&P 500 Index[2]	25.02%	15.76%

[1]	After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown. After-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts. In some cases, the return after taxes may exceed the return before taxes due to an assumed tax benefit from any losses on a sale of shares of the Fund at the end of the measurement period.

[2]	The S&P 500 Index is a market-capitalization-weighted index of the 500 largest U.S. publicly traded companies. The S&P 500 Index is a float-weighted index, meaning company market capitalizations are adjusted by the number of shares available for public trading. Investors cannot invest directly in an index or benchmark. Index returns are gross of any fees, brokerage commissions or other expenses of investing.

LeaderShares® AlphaFactor® US Core Equity ETF

Performance

The bar chart and table below provide some indication of the risks of investing in the Fund by showing changes in the performance of the LeaderShares® AlphaFactor® US Core Equity ETF, a series of Two Roads Shared Trust (the “Predecessor Fund”), from year to year and by showing how the average annual total returns of the Predecessor Fund compare with the average annual total returns of the S&P 500 Index, a broad-based securities market index, and the AlphaFactor® US Core Equity Index. The Predecessor Fund’s past performance, before and after taxes, is not necessarily an indication of how the Fund will perform in the future. Updated performance information is available at the Fund’s website www.leadersharesetfs.com, or by calling the Fund at 1-888-617-1444.

The Fund will commence operations following the reorganization of the Predecessor Fund, which is expected to occur during the second quarter of 2025. As a result of the reorganization, the Fund will adopt the accounting and performance history of the Predecessor Fund. Performance results shown in the bar chart and performance table below for the periods prior to the reorganization, reflect the performance of the Predecessor Fund prior to the commencement of the Fund’s operations.

For Calendar Years Ended December 31st

Highest Calendar Quarter Return at NAV	23.65%	06/30/2020
Lowest Calendar Quarter Return at NAV	-29.26%	03/31/2020

Average Annual Total Returns (For the year ended December 31, 2023)	One Year	Five Year	Since Inception 10/01/2018
Return before taxes	18.31%	9.32%	8.81%
Return after taxes on Distributions[1]	18.19%	9.15%	8.64%
Return after taxes on Distributions and Sale of Fund Shares[1]	10.92%	7.35%	7.00%
S&P 500 Index[2]	25.02%	14.53%	13.71%
AlphaFactor® US Core Equity Index[3] (reflects no deductions for fees, expenses or taxes)	19.43%	10.25%	9.77%

[1]	After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown. After-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts. In some cases, the return after taxes may exceed the return before taxes due to an assumed tax benefit from any losses on a sale of shares of the Fund at the end of the measurement period.

[2]	The S&P 500 Index is a market-capitalization-weighted index of the 500 largest U.S. publicly traded companies. The S&P 500 Index is a float-weighted index, meaning company market capitalizations are adjusted by the number of shares available for public trading. Investors cannot invest directly in an index or benchmark. Index returns are gross of any fees, brokerage commissions or other expenses of investing.

[3]	The AlphaFactor® US Core Equity Index, the Advisor’s proprietary index, utilizes a quantitative rules-based investment methodology that applies a multi-factor ranking process and is focused on the largest 1,000 U.S. common stocks based on market capitalization. Companies within this group of the top 1,000 market capitalizations may be considered large or mid-cap companies. Investors cannot invest directly in an index or benchmark. Index returns are gross of any fees, brokerage commissions or other expenses of investing.

LeaderShares® Equity Skew ETF

Performance

The bar chart and table below provide some indication of the risks of investing in the Fund by showing changes in the performance of the LeaderShares® Equity Skew ETF, a series of Two Roads Shared Trust (the “Predecessor Fund”), from year to year and by showing how the average annual total returns of the Predecessor Fund compare with the average annual total returns of the S&P 500 Index, a broad-based securities market index. The Predecessor Fund’s past performance, before and after taxes, is not necessarily an indication of how the Fund will perform in the future. Updated performance information is available at the Fund’s website www.leadersharesetfs.com, or by calling the Fund at 1-888-617-1444.

The Fund will commence operations following the reorganization of the Predecessor Fund, which is expected to occur during the second quarter of 2025. As a result of the reorganization, the Fund will adopt the accounting and performance history of the Predecessor Fund. Performance results shown in the bar chart and performance table below for the periods prior to the reorganization, reflect the performance of the Predecessor Fund prior to the commencement of the Fund’s operations.

For Calendar Years Ended December 31st

Highest Calendar Quarter Return at NAV	10.71%	03/31/2021
Lowest Calendar Quarter Return at NAV	-14.39%	06/30/2022

Average Annual Total Returns (For the year ended December 31, 2023)	One Year	Since Inception 05/11/2020
Return before taxes	9.14%	10.48%
Return after taxes on Distributions[1]	8.76%	9.78%
Return after taxes on Distributions and Sale of Fund Shares[1]	5.61%	8.04%
S&P 500 Index[2]	25.02%	18.02%

[1]	After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown. After-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts. In some cases, the return after taxes may exceed the return before taxes due to an assumed tax benefit from any losses on a sale of shares of the Fund at the end of the measurement period.

[2]	The S&P 500 Index is a market-capitalization-weighted index of the 500 largest U.S. publicly traded companies. The S&P 500 Index is a float-weighted index, meaning company market capitalizations are adjusted by the number of shares available for public trading. Investors cannot invest directly in an index or benchmark. Index returns are gross of any fees, brokerage commissions or other expenses of investing.

LeaderShares® Dynamic Yield ETF

Performance

The bar chart and table below provide some indication of the risks of investing in the Fund by showing changes in the performance of the LeaderShares® Dynamic Yield ETF, a series of Two Roads Shared Trust (the “Predecessor Fund”), from year to year and by showing how the average annual total returns of the Predecessor Fund compare with the average annual total returns of the Bloomberg U.S. Aggregate Bond Index, a broad-based securities market index. The Predecessor Fund’s past performance, before and after taxes, is not necessarily an indication of how the Fund will perform in the future. Updated performance information is available at the Fund’s website www.leadersharesetfs.com, or by calling the Fund at 1-888-617-1444.

The Fund will commence operations following the reorganization of the Predecessor Fund, which is expected to occur during the second quarter of 2025. As a result of the reorganization, the Fund will adopt the accounting and performance history of the Predecessor Fund. Performance results shown in the bar chart and performance table below for the periods prior to the reorganization, reflect the performance of the Predecessor Fund prior to the commencement of the Fund’s operations.

For Calendar Years Ended December 31st

Highest Calendar Quarter Return at NAV	5.12%	12/31/2023
Lowest Calendar Quarter Return at NAV	-6.94%	03/31/2022

Average Annual Total Returns (For the year ended December 31, 2023)	One Year	Since Inception 06/28/2021
Return before taxes	3.68%	0.04%
Return after taxes on Distributions[1]	1.78%	(1.20%)
Return after taxes on Distributions and Sale of Fund Shares[1]	2.16%	(0.50%)
Bloomberg U.S. Aggregate Bond Index[2]	1.25%	(2.01%)

[1]	After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown. After-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts. In some cases, the return after taxes may exceed the return before taxes due to an assumed tax benefit from any losses on a sale of shares of the Fund at the end of the measurement period.

[2]	The Bloomberg U.S. Aggregate Bond Index is a broad-based benchmark that measures the investment grade, U.S. dollar-denominated, fixed-rate taxable bond market. This includes Treasuries, government-related and corporate securities, mortgage-backed securities, asset-backed securities and collateralized mortgage-backed securities. Investors cannot invest directly in an index or benchmark. Index returns are gross of any fees, brokerage commissions or other expense of investing.